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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2007** (MM/DD/YY) AND ENDING **June 30, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Firstrade Securities, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th Avenue
(No. and Street)

Flushing (City) | **New York** (State) | **11354** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu | **718-961-6600** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) | **New York** (City) | **NY** (State) | **10165-3698** (Zip Code)

SEC
Mail Processing
Section
AUG 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/20/08

OATH OR AFFIRMATION

I, **John Liu**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Firstrade Securities, Inc.**, as of **June 30th**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified in Nassau County
Commission Expires March 29, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Firstrade Securities, Inc.

Financial Statements

June 30, 2008

Firstrade Securities, Inc

Financial Statements

June 30, 2008

TABLE OF CONTENTS	Page

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (the "Company") as of June 30, 2008, and the related statement of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
August 20, 2008

Firstrade Securities, Inc

Statement of Financial Condition

June 30, 2008

ASSETS	
Cash and cash equivalents	$ 1,527,527
Certificates of deposit	2,656,304
Due from clearing broker	885,963
Accounts receivable	84,635
Accrued interest receivable	11,745
Securities owned	363,652
Investment in limited partnership	100,000
Loan receivable	100,000
Deposits with clearing broker	100,000
Other Assets	81,730
Property, plant and equipment, net	145,758
Intangible assets, net	333,767
	$ 6,391,081

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 233,776
Accrued payroll	675,029
Accrued taxes	563,518
Deferred income taxes	156,040
Total Liabilities	1,628,363
Stockholders' equity	
Common stock - $.01 par value, authorized 32,000,000 shares, issued 18,450,000 shares	184,500
Additional paid-in-capital	695,500
Retained earnings	3,882,718
Total Stockholders' Equity	4,762,718
	$ 6,391,081

See notes to financial statements

Firstrade Securities, Inc

Statement of Operations and Retained Earnings

Year Ended June 30, 2008

REVENUES	
Commission income	$ 6,974,113
Rental income	194,431
Interest and other income	7,151,517
Total Revenue	14,320,061
EXPENSES	
Salaries and payroll related expenses	2,054,959
Execution costs	3,095,471
Margin interest rebates	1,607,395
Interest expense-customers	1,269,128
Research and statistical costs	778,759
Regulatory fees and expenses	78,056
Occupancy and equipment costs	468,371
Communications costs	136,723
Stationery, printing, postage and shipping	60,542
Promotional costs	1,199,600
Insurance expense	148,546
Professional fees	72,370
Bad debt expense	69,884
Depreciation and amortization	300,712
Other operating costs	248,753
Total Expenses	11,589,269
Income Before Income Tax Expense	2,730,792
Provision for income taxes	1,274,149
Net Income	1,456,643
RETAINED EARNINGS	
Beginning of year	2,426,075
End of year	$ 3,882,718

See notes to financial statements

Firstrade Securities, Inc

Statement of Cash Flows

Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,456,643
Adjustments to reconcile change in net income to net cash provided by operating activities	
Depreciation and amortization	300,712
Net realized and unrealized gain on investments	(978)
Deferred taxes	72,270
Change in operating assets and liabilities	
Due from clearing broker	(259,643)
Accounts receivable	(84,635)
Accrued interest receivable	15,453
Other assets	(22,617)
Accrued expenses	50,360
Accrued taxes	290,194
Accrued payroll	325,927
Net Cash Provided by Operating Activities	2,143,686
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property, plant and equipment	(313,429)
Investments in certificates of deposit, net	(1,144,267)
Proceeds from sale of securities	50,788
Purchase of securities	(500,000)
Loan made	(100,000)
Net Cash Used by Investing Activities	(2,006,908)
Net Change in Cash and Cash Equivalents	136,778
CASH AND CASH EQUIVALENTS	
Beginning of year	1,390,749
End of year	$ 1,527,527
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 932,897

Firstrade Securities, Inc

Notes to Financial Statements

1. Organization

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned

Securities owned are valued at fair value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in the statement of operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

Investment in Limited Partnership

The Company is a limited partner in Lotus Capital Management, L.P which is an investment manager of a hedge fund for which transactions are initiated by complex algorithms (black box trading). The partnership interest is recorded at cost increased by any capital contributions and shares of earnings and decreased by distributions and share of losses. An impairment loss is recognized in the event of losses that are other than temporary.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the economic useful life of the improvement or the term of the lease.

2. **Summary of Significant Accounting Policies** ***(continued)***

Intangibles

Intangible assets consist of trademarks, software and lease assignment costs and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15-years. Lease assignment costs are amortized using the straight-line method over the 10-year life of the lease. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2008 several of these projects totaling $256,064 were at the application development stage.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2008, advertising expense was $1,078,661.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2008.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are software development costs, depreciation and unrealized losses on investments.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $3,514,070 which was $3,264,070 in excess of its required net capital of $250,000. The Company's net capital ratio was .45 to 1.

4. Property, Plant and Equipment

Property, plant and equipment and their depreciable lives as of June 30, 2008, consist of the following:

	Useful Life In Years	
Leasehold improvements	7	$ 376,568
Equipment	5-7	771,014
Furniture and fixtures	5-7	118,282
Automobile	5	26,946
		1,292,810
Accumulated depreciation		(1,147,052)
Property, plant and equipment, net		$ 145,758

Depreciation expense for the year ended June 30, 2008 was $102,461.

5. Intangible Assets

Intangible assets consist of the following as of June 30, 2008:

	Useful Life In Years	
Lease assignment cost	10	$ 191,418
Trademark	15	7,823
Software development costs	3	2,132,218
		2,331,459
Accumulated amortization		(1,997,692)
Intangible assets, net		$ 333,767

Amortization expense for year ended June 30, 2008 was $198,251.

5. Intangible Assets *(continued)*

Estimated amortization expense through June 30, 2013 is as follows:

Year Ended June 30,		
2009	$	174,591
2010		113,687
2011		43,199
2012		522
2013		522
Thereafter		1,246
	$	333,767

6. Loan Receivable

As of June 30, 2008 this consisted of a $100,000 interest-free loan to a third party, due by January 21, 2009.

7. Stock Option Plan

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and its subsidiaries and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of up to 1,000,000 shares of the Company's common stock at $.001 par value per share. Options granted under the plan may be incentive stock options or non-statutory stock options. As of June 30, 2008, there were 1,000,000 shares available for issuance under the plan and no shares were granted

8. Preferred Stock

The Company is authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued as of June 30, 2008.

9. Income Taxes

The provision for income taxes for the year ended June 30, 2008, consisted of the following components:

Current		
Federal	$	755,591
State and local		446,288
Deferred		
Federal		42,686
State and Local		29,584
	$	1,274,149

Deferred tax assets and liabilities at June 30, 2008, relate to the following items:

Deferred tax asset		
Unrealized loss on investments	$	15,334
Deferred tax liabilities		
Software development costs		129,646
Depreciation		41,728
		171,374
Net deferred tax liability	$	156,040

10. Commitments

The Company has leases for office space which expire on June 30, 2010. Office rent expense for the year ended June 30, 2008 was $342,314. Future minimum rental payments at June 30, 2008, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below:

Year Ended June 30,		
2009	$	347,635
2010		365,016
	$	712,651

11. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker. The Company also has a concentration risk to their clearing broker in the event that certain customers are unable to make their margin calls.

Firstrade Securities, Inc

Computation of Net Capital Under Rule 15c3-1

June 30, 2008

Stockholders' Equity		$ 4,762,718
Deductions:		
Non-allowable assets		
Securities owned, not readily marketable at estimated fair value	$ 350,000	
Investment in limited partnership	100,000	
Accounts receivable	84,635	
Accrued Interest receivable	11,745	
Loan receivable	100,000	
Other assets	81,730	
Property, plant and equipment	145,758	
Intangible assets	333,767	1,207,635
Net Capital Before Haircuts on Security Positions		3,555,083
Less:		
Haircuts on certificates of deposit and security positions		41,013
Net Capital		3,514,070
Minimum net capital requirement of 6-2/3 % of aggregate indebtedness, or $250,000 whichever is greater		250,000
Excess of Net Capital Over Minimum Requirement		$ 3,264,070
Aggregate indebtedness		
Liabilities (excluding deferred income taxes)		$ 1,472,323
Percentage of Aggregate Indebtedness to Net Capital		45%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of June 30, 2008

Firstrade Securities, Inc

Statement of Exemption from Rule 15c3-3
Computation for Determination of Reserve Requirements

June 30, 2008

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firstrade Securities, Inc. for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 20, 2008

END